UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Re:  For the period ended March 14, 2012 [News Releases]

COMMISSION FILE NUMBER: 000-22216

CANADIAN ZINC CORPORATION

Suite 1710 - 650 West Georgia Street
Vancouver, British Columbia
Canada V6B 4N9

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NOT FOR DISTRIBUTION TO US NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

PRESS RELEASE

CZN-TSX CZICF-OTCQB	FOR IMMEDIATE RELEASE February 10, 2012

CANADIAN ZINC CLOSES $4 MILLION SECOND TRANCHE OF ZHONGRUN PRIVATE PLACEMENT PRAIRIE CREEK PERMITTING PROCESS UNDERWAY

Vancouver, British Columbia, February 10, 2012 – Canadian Zinc Corporation (TSX: CZN; OTCQB: CZICF) (the “Company” or “Canadian Zinc”) is pleased to announce that, following receipt of regulatory approval, it has closed the second and final tranche of the previously announced non-brokered private placement with Zhongrun International Mining Co. Ltd., consisting of an additional 6,000,000 units (“Units”) at $0.67 per Unit for gross proceeds of $4,020,000.

On December 30, 2011, Canadian Zinc closed the first tranche of the Zhongrun private placement of 9,000,000 units at $0.67 per unit for gross proceeds of $6,030,000.

Each Unit consists of one common share and one-half of one common share purchase warrant. Each whole warrant will entitle the holder to purchase one common share of the Company at an exercise price of $0.90 per common share for a period of 24 months from the date of issuance.

In connection with the Zhongrun financings the Company paid a finder’s fee of $502,500 to an arm’s length intermediary.

Closing of the second tranche of the Zhongrun financing brings the total gross proceeds raised from the recent financings to $17.6 million. On December 30, 2011, Canadian Zinc closed a private placement of 3,275,000 flow-through shares at $0.75 per share for gross proceeds of $2,456,250 and on January 6, 2012 Canadian Zinc closed a bought deal public offering of 7,610,000 units at $0.67 per unit for gross proceeds of $5,098,700.

Permitting Process Underway at Mackenzie Valley Land and Water Board

On December 8, 2011, the Mackenzie Valley Environmental Impact Review Board (“Review Board”) issued its Report of Environmental Assessment and Reasons for Decision for the Company’s proposed Prairie Creek Mine and submitted the Report and Decision to the Federal Minister of Aboriginal Affairs and Northern Development. The Review Board concluded that the proposed development of the Prairie Creek Mine is not likely to have any significant adverse impacts on the environment or to be a cause for significant public concern. The Review Board concluded that an environmental impact review of this proposed development is not necessary and that the Prairie Creek Mine project should proceed to the regulatory phase for approvals by the Mackenzie Valley Land and Water Board (“Water Board”).

The Company has been advised by the Water Board that the regulatory process has commenced. The Water Board requested the Company to submit, by February 15, 2012, a Consolidated Project Description (“CPD”), incorporating the changes resulting from commitments made by Canadian Zinc during the environmental assessment process and responses to the Review Board suggestions, following which the Water Board will prepare a work plan for the permitting and licensing process. It is expected that the work plan will include review and comment of the CPD, a technical session, a public hearing and a final review of the draft Land Use Permits and Water Licence terms and conditions.

Prairie Creek Mine

The Prairie Creek Mine, located in the Northwest Territories, is partially developed with an existing 1,000 tonne per day mill and related infrastructure.

The mineral resource at the Prairie Creek Project comprises total Measured and Indicated Resources of 5,840,329 tonnes grading 10.71% zinc, 9.90% lead, 0.326% copper, and 161 grams silver per tonne and an Inferred Resource of 5,541,576 tonnes grading 13.53% zinc, 11.43% lead, 0.514% copper and 215 grams silver per tonne. (“Technical Report, Prairie Creek Mine, Northwest Territories, Canada” dated December 28, 2011, by Alan Taylor, P.Geo., the Chief Operating Officer, VP Exploration and a director of the Company and a non-independent Qualified Person as defined in National Instrument 43-101. Alan Taylor has reviewed and approved the technical information in this news release.

The Company is continuing to work with SNC Lavalin Inc., to complete a Feasibility Study that will incorporate capital costs estimates for the rehabilitation and upgrading of the mill, power plant and water treatment and storage ponds, as well as working cost estimates for mining processing and transportation. It is expected that the Feasibility Study will be completed around the end of the first quarter of 2012.

Cautionary Statement – Forward-Looking Information:

This press release contains certain forward-looking information, which includes, or may be based upon, estimates, forecasts, and statements as to management’s expectations with respect to, among other things, the completion of financings and other transactions, the receipt and timing of necessary regulatory approvals, including the completion of the feasibility study and review process of the Water Board, the issue of permits, the size and quality of mineral resources, future trends for the company, progress in development of mineral properties, future production and sales volumes, capital costs, mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the outcome of legal proceedings, the timing of exploration, development and mining activities, acquisition of shares in other companies and the financial results of the company. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company does not currently hold a permit for the operation of the Prairie Creek Mine. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that mineral resources will be converted into mineral reserves.

Cautionary Note to United States Investors

The United States Securities and Exchange Commission (“SEC”) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  Canadian Zinc uses certain terms in its regulatory filings in Canada, such as

“measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC.  “Inferred mineral resources” have significant uncertainty as to their existence, and as to their economic feasibility.  United States investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically mineable.  It cannot be assumed that all or any part of an inferred mineral resource would ever be upgraded to a higher category.  United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. U.S. Investors are urged to consider closely the disclosure in the Company’s Form 20-F which may be secured from the Company, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

For further information contact:

John F. Kearney	Alan B. Taylor	Steve Dawson
Chairman	VP Exploration & Chief Operating Officer	VP Corporate Development
(416) 362-6686	(604) 688-2001	(416) 203-1418
Suite 700 – 220 Bay Street Toronto, ON M5J 2W4 Fax: (416) 368-5344	Suite 1710 – 650 West Georgia Street, Vancouver, BC V6B 4N9 Fax: (604) 688-2043 Tollfree:1-866-688-2001	Suite 700 – 220 Bay Street Toronto, ON M5J 2W4 Fax: (416) 368-5344
 E-mail: invest@canadianzinc.com                                                                           Website: www.canadianzinc.com

EXHIBIT LIST

99.1	News Release – February 29, 2012 - Canadian Zinc Reports Significant Assay Results From Final Holes of 2011 Drill Program
99.2	News Release – March 5, 2012 - Canadian Zinc And Parks Canada Sign Renewed Memorandum Of Understanding
99.3	News Release – February 10, 2012 - Zhongrun Invests In Canadian Zinc Corporation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN ZINC CORPORATION

Date: March 15, 2012	By:	/s/ John F. Kearney
John F. Kearney
President and Chairman